                                                         FILING PURSUANT TO RULE 425 OF THE
                                                         SECURITIES ACT OF 1933, AS AMENDED

                                                         FILER: NORTHROP GRUMMAN CORPORATION

                                                         SUBJECT COMPANY: TRW INC. (NO. 1-2384)

                                                         FILING: REGISTRATION STATEMENT ON FORM S-4
                                                                        (REGISTRATION NO. 333-83672)

Northrop Grumman filed a registration statement on Form S-4 (File No. 333-83672)
and a tender offer statement on Schedule TO with the SEC on March 4, 2002 with respect to its offer to exchange all outstanding shares of TRW capital stock for
Northrop Grumman stock. These documents contain important information. TRW shareholders should read these documents and any amendments or supplements thereto before making any decision regarding the offer to exchange. Copies of such documents may be obtained without charge at the SEC's website at
www.sec.gov or from D.F. King & Co., Inc. the information agent for the offer to exchange, at 800-755-7250.

The directors, certain executive officers and other employees and representatives of Northrop Grumman may be deemed to be participants in the solicitation of proxies of TRW shareholders in connection with shareholder proposals relating to the 2002 Annual Meeting of TRW Shareholders and a Special
Meeting of TRW Shareholders to be held on April 24, 2002 and April 22, 2002, respectively. Northrop Grumman has filed proxy materials for these shareholder meetings which contain information regarding such potential participants.
Northrop Grumman's proxy materials contain important information and should be read by TRW shareholders. These proxy materials and any amendments thereto may be obtained at no charge at the SEC's website at www.sec.gov as they become available.

The following letter and attachments were sent to TRW Inc. on April 21, 2002.

-----------------------------------------------------------------------------------------------------------

April 21, 2002

William B. Lawrence
Executive Vice President and
    General Counsel
TRW Inc.
1900 Richmond Road
Cleveland, Ohio 44124

Re:    Confidentiality Agreement

Dear Mr. Lawrence:

We are in receipt of the form of Confidentiality Agreement you sent to us on April 18, 2002.

The confidentiality provisions you have proposed are generally acceptable and present no significant issues. We are prepared to agree to them without material modification.

In addition to the confidentiality provisions, however, TRW has added a number of unrelated provisions, including a three year standstill agreement which is quite inappropriate in the circumstances.

Northrop Grumman’s strong and sincere desire is to enter into a negotiated transaction with the approval and whole-hearted support of both company’s boards of directors and shareholders. We cannot accept a standstill agreement, however, which prohibits shareholders of Northrop Grumman and TRW from even learning of a Northrop Grumman proposal unless TRW’s board of directors first decides that they may do so.

The following are among the specific concerns that we have:

1.  Although the proposed agreement permits Northrop Grumman to continue its pending offer and seek shareholder approval at the Special Meeting, it prohibits the exchange of a single TRW share without TRW’s

William B. Lawrence
April 21, 2002

prior approval—even if the TRW shareholders have approved the control share acquisition and holders of a majority of the TRW shares desire to accept Northrop Grumman’s offer.

2. Should Northrop Grumman’s present exchange offer be abandoned for any reason, it prohibits Northrop Grumman from submitting any new proposal without TRW’s prior consent. For example, Northrop Grumman would be prohibited from offering to acquire TRW after completion of the automotive spinoff.

3. The three-year duration of the standstill would prohibit Northrop Grumman from submitting any new acquisition proposal even if present circumstances should radically change as the result of the passage of time, TRW’s present restructuring plan or developments in our respective industries.

4. We believe the prohibition on publicly disclosing any new proposal Northrop Grumman may wish to make for TRW serves only to enable the TRW board to decide what information shareholders will be able to consider, and deprive them of any voice in the direction of their investment. Furthermore, it would prevent Northrop Grumman from disclosing to its own shareholders information which is important to their investment.

5. TRW’s requirement that Northrop Grumman agree in advance that it will abide by any procedures that TRW may adopt for the submission of proposals could, obviously, bind us to a bidding process designed to “tip the playing field” in favor of others.

We agree that the TRW Board of Directors or an independent committee of the board has a key role to play in the process. Such a role is guaranteed by Ohio’s extraordinary antitakeover legislation. Ultimately, however, we believe the owners of the company should be able to decide for themselves what to do with their investment.

As you know, last Thursday we sent you a straightforward confidentiality agreement which had been used by our two companies in the past—without the standstill and other extraneous provisions—and we see no reason why that agreement is not perfectly acceptable for the purpose of exchanging non-public information. In an attempt to move the process ahead without delay, however, we are also returning herewith a second confidentiality agreement which is taken substantially verbatim from the draft we received last Thursday and excludes those provisions which are unrelated to the protection of proprietary information. We are prepared to commence our due diligence procedures as quickly as TRW

William B. Lawrence
April 21, 2002

is willing to schedule them. We believe the interests of TRW and its shareholders will best be served by moving ahead without delay in order that they may be informed as to the results. If you would provide us a suggested schedule for due diligence meetings, I believe we can reach agreement and begin the process very promptly.

Sin	cerely,

W.	Burks Terry

CONFIDENTIALITY AGREEMENT

CONFIDENTIALITY AGREEMENT (the “Agreement”), dated April 22, 2002, between TRW Inc., an Ohio corporation (“TRW”), and Northrop Grumman Corporation, a Delaware corporation (“Buyer”).

WITNESSETH

WHEREAS, TRW and Buyer (referred to herein individually as a “Party” and collectively as the “Parties”) are considering entering into discussions concerning a possible transaction between them at a price of at least $53.00 per share of TRW common stock, payable in Buyer Common Stock, subject to the range of Buyer’s stock prices which constitute the collar described in Buyer’s amended Schedule TO filed with the Securities and Exchange Commission on April 15, 2002 (the “Transaction”);

WHEREAS, in connection with such discussions, each Party contemplates furnishing Evaluation Material (as defined below) to the other Party and its Representatives (as defined below);

NOW THEREFORE, in consideration of the premises and the mutual agreements contained herein, the Parties agree as follows:

1.  (a) As used herein, “Evaluation Material” means all data, reports, interpretations, forecasts and records (whether in oral or written form, electronically stored or otherwise), including any information furnished prior to the date hereof, containing or otherwise reflecting information concerning the Transaction, the Supplying Party or its affiliates or subsidiaries that is provided by the Supplying Party or its Representatives to the Recipient or its Representatives and all notes, analyses, compilations, studies or other documents in tangible form (whether in written form, electronically stored or otherwise) that contain or otherwise reflect such information whether prepared by the Supplying Party, the Recipient or their respective Representatives or others.

Notwithstanding the foregoing, the following will not constitute “Evaluation Material” for purposes of this Agreement:

(i)  Information that is obtained, whether before or after the date of this Agreement, by the Recipient or its Representatives from a source other than the Supplying Party or its Representatives who, insofar as is known to the Recipient after reasonable inquiry, is not prohibited by a contractual, legal or fiduciary obligation to the Supplying Party from transmitting the information to the Recipient or its Representatives; or

(ii)  Information that is or becomes generally available to the public other than as a result of a disclosure by the Recipient or its Representatives in violation of the provisions of this Agreement.

(b)  As used herein, “Recipient” means the receiving party of Evaluation Material.

(c) As used herein, “Representatives” of any Party shall mean the subsidiaries and affiliates (as such term is used in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), of such Party and the respective directors, officers, employees, representatives or agents of such Party and such Party’s subsidiaries and affiliates.

(d)  As used herein, “Supplying Party” means the party on behalf of whom Evaluation Material is being delivered.

2.  Except as hereinafter provided, without the prior written consent of the Supplying Party, Evaluation Material will be held in confidence and not disclosed by the Recipient or its Representatives to any person or used by the Recipient or its Representatives other than directly or indirectly in connection with consideration of the Transaction; provided, however, that the Recipient may disclose Evaluation Material to the extent disclosure of such Evaluation Material is required in order to avoid violating the federal securities laws or stock exchange regulations or to enforce or defend claims under this Agreement and the Recipient is not otherwise in breach of this Agreement. Except as otherwise expressly provided in this Agreement, the Recipient further agrees to disclose Evaluation Material only to those Representatives who need to know the Evaluation Material to evaluate the Transaction and who are informed of its confidential nature and who (other than Representatives who are a director, officer, employee of or attorney to the Recipient) execute and deliver to the Supplying Party a letter agreement that is substantially identical to the form of letter agreement attached hereto as Exhibit A. The Recipient agrees to be fully responsible for any breach of this Agreement by any of its Representatives. Each of the Parties agrees to use its best efforts to develop and implement a proposal relating to a Transaction.

3.  All Evaluation Material in tangible form (whether in written form, electronically stored or otherwise) provided by the Supplying Party or its Representatives will be returned by the Recipient to the Supplying Party or destroyed promptly upon request, without retention of any copies thereof, and an authorized officer of the Recipient shall certify in writing to the Supplying Party that all such Evaluation Material has been returned to the Recipient or destroyed, as the case may be. All other Evaluation Material in tangible form, including analyses, compilations, studies, personal notes, or other documents (whether in written form, electronically stored or otherwise) prepared by the Recipient or any of its Representatives will be retained by the Recipient and kept subject to the terms of this Agreement or destroyed, in the Recipient’s discretion (and shall be destroyed upon the Supplying Party’s request, in which case an authorized officer of the Recipient shall certify in writing to the Supplying Party that all such Evaluation Material requested to be destroyed has been destroyed). Except as otherwise provided in this Agreement, all retained Evaluation Material (whether in written form, electronically stored or otherwise) will continue to be subject to this Agreement.

4.  If the Recipient or any of its Representatives are requested or required to disclose any Evaluation Material pursuant to a subpoena, court order, civil investigative demand or similar judicial process or other oral or written request issued by a court of competent jurisdiction or by a federal, state or local governmental or regulatory body, other than in connection with administering disclosure requirements, the Recipient will provide the Supplying Party with prompt written notice of any such request or requirement so that the Supplying Party or any of its Representatives may promptly seek an appropriate protective order or other appropriate remedy or waive compliance with the provisions of this Agreement. If such order or other remedy is not obtained, or the Supplying Party waives compliance with the provisions of this Agreement, the Recipient or its Representatives, as the case may be, will disclose only that portion of the Evaluation Material that it is advised by counsel that it is legally required to so disclose and will exercise reasonable efforts to obtain reliable assurance that confidential treatment will be accorded the Evaluation Material or information so disclosed.

5.  This Agreement does not constitute or create any obligation of any Party to provide any Evaluation Material or other information to the other Party, but merely defines the rights, duties and obligations of the Parties with respect to the Evaluation Material to the extent it may be disclosed or made available. Under no circumstances is any Party obligated to disclose or make available any information, including any Evaluation Material, that such Party in its sole discretion determines not to disclose. The Parties (i) acknowledge that neither Party, nor any Representative of either Party makes any representation or warranty, either express or implied, as to the accuracy or completeness of any Evaluation Material, and (ii) agree, to the fullest extent permitted by law, except as may be provided in a definitive agreement providing for the Transaction (a “Definitive Agreement”), that neither Party, nor any Representative of either Party shall have any liability to the other Party or any of the other Party’s Representatives on any basis (including, without limitation, in contract, tort, under federal or state securities laws or otherwise) as a result of the Parties’ participation in evaluating the Transaction, the review by either Party of the other Party or the use of the Evaluation Material by either Party or its Representatives, so long as such participation, review and use is in accordance with the provisions of this Agreement. Each Party agrees that it is not entitled to rely on the accuracy or completeness of the Evaluation Material. Each Party understands and agrees that no contract or agreement providing for the Transaction shall be deemed to exist (other than this Agreement) unless and until Definitive Agreement has been executed and delivered. The Parties also agree that unless and until a Definitive Agreement between the Parties has been executed and delivered, neither Party has any legal obligation of any kind whatsoever with respect to the Transaction by virtue of this Agreement or any other written or oral expression with respect to such Transaction except, in the case of this Agreement, for the matters specifically agreed to herein. Prior to the execution of a Definitive Agreement, each party may freely investigate, negotiate, commit to and take other action which they may, in their sole discretion, determine to take with respect to any type of business arrangement or transaction, regardless of whether such actions or arrangement would be inconsistent with or render impracticable the Transaction between the parties. For purposes of this paragraph, the term “Definitive Agreement” does not include an executed non-binding letter of intent or any other preliminary written agreement, nor does it include any non-binding written or verbal acceptance of any offer or bid on the part of either Party.

6.  The Parties acknowledge that they are, and that their respective Representatives who are informed as to the matters that are the subject of this Agreement will be made, (i) aware that the United States securities laws would prohibit any person who has material non-public information about a company from purchasing or selling securities of such company, or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities and (ii) familiar with the Exchange Act and the rules and regulations promulgated thereunder to the extent they relate to the matters referred to in this paragraph 6. The Parties agree that they will not use or permit any third party to use, and that they will each use reasonable efforts to assure that none of their respective Representatives will use or permit any third party to use, any Evaluation Material in contravention of the United States securities laws, including the Exchange Act or any rules and regulations promulgated thereunder.

7.  Each Party agrees that for a period of three years following the date hereof, it will not, directly or indirectly, solicit any employee of another Party or such other Party’s affiliates with whom such Party or any of its Representatives have had contact or who became known to them in connection with such Party’s consideration of the Transaction to terminate his or her employment or other relationship with the other Party, or to seek or accept employment or other affiliation with such Party; provided,however, that a Party shall not be precluded from soliciting or hiring any such employee of another Party or its affiliates who responds to any general public advertisement placed by such Party.

8.  Each Party will be responsible for and will indemnify and hold harmless the other Party from any damage, loss, cost or liability (including but not limited to reasonable attorney’s fees and the costs of enforcing such obligations under this indemnity) arising out of or resulting from any breach by such Party or its Representatives of its obligations hereunder.

9.  Each Party agrees that the other Party and its respective affiliates would be irreparably harmed by a breach of this Agreement by a breaching Party or its Representatives, that monetary remedies would be inadequate to protect the non-breaching Party against any actual or threatened breach of this Agreement by the breaching Party or its Representatives, and, without prejudice to any other rights and remedies otherwise available to the other Party, that the breaching Party agrees to the granting of equitable relief, including injunctive relief and specific performance, in the other Party’s favor without proof of actual damages as a remedy for any breach or threatened breach. The breaching Party further agrees to waive, and to use its best efforts to cause its Representatives to waive, any requirement for the securing or posting of any bond in connection with such remedy. Each breaching Party agrees to reimburse the other Party for their respective costs and expenses (including, without limitation, legal fees and expenses) incurred to remedy any and all breaches of this Agreement. It is further understood and agreed that no failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

10.  If any term or provision of this Agreement, or any application thereof to any circumstances, shall, to any extent and for any reason, be held to be invalid or unenforceable, the remainder of this Agreement, or the application of such term or provision to circumstances other than those to which it is held invalid or enforceable, shall not be affected thereby and shall be construed as if such invalid or unenforceable provision had never been contained herein and each term and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

11.  This Agreement shall constitute the entire agreement between the Parties with regard to the subject matter hereof. No modification, amendment or waiver shall be binding without the written consent of the Parties. This Agreement shall inure to the benefit of and be binding upon each of the Parties and their respective successors and assigns, provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the Parties hereto without the prior written consent of the other Party, and no assignment of any right, interest or obligation shall release any such assigning Party therefrom unless that other Party shall have consented to such release in writing specifically referring to the right, interest or obligation from which such assigning Party is to be released.

12.  This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio, without regard to the conflict of laws principles thereof. Each party hereby irrevocably and unconditionally submits to the jurisdiction of any court of the State of Ohio or any federal court sitting in the State of Ohio for purposes of any suit, action or other proceeding arising out of this agreement, or of the Transactions contemplated hereby, which is brought by or against the other party (and each party agrees not to commence any action, suit or proceedings relating thereto except in such courts) and agrees that service of any process, summons, notice or document by U.S. registered mail to your address set forth above shall be effective service of process for any action, suit or proceeding brought against the other party in any such court. Each party hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or of the transactions contemplated hereby, which is brought by or against the other party, in the courts of the State of Ohio or any federal court sitting in the State of Ohio and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

13.  Any person who at any time after the date hereof becomes a Representative of either Party shall be deemed to be such Party’s Representative, for the purposes of this Agreement, regardless of whether such person was such Representative on the date hereof; all references to affiliates or subsidiaries contained in this Agreement shall apply with equal force and effect to any and all Representatives of such referenced affiliates or subsidiaries.

14.  Any notice to TRW hereunder shall be made in writing, by first class, mail, by overnight courier or by facsimile with original copy to follow by first class mail or overnight courier to (or to such other address or facsimile number as identified by TRW in accordance with this paragraph 19):

TRW Inc.
1900 Richmond Road
Cleveland, Ohio 44124
Attn: Secretary
Facsimile Number: (216) 291-7872
Attn: Treasurer
Facsimile Number. (216) 291-7345

with a copy sent by facsimile to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
Attn: Peter Allan Atkins, Esq.
Eric L. Cochran, Esq.
        Facsimile Number: (212) 735–2000

Any notice to Buyer hereunder shall be made in writing, by first class mail, by overnight courier or by facsimile with original copy to follow by first class mail or overnight courier to (or to such other address or facsimile number as identified by Buyer in accordance with this paragraph 14):

Northrop Grumman Corporation
1840 Century Park East
Los Angeles, California 90067
Attn: General Counsel
Facsimile Number: (310) 556-4558

with a copy sent to:

Gibson, Dunn & Crutchner LLP
333 South Grand Avenue
Los Angeles, California 90071-3197

Attn: Andrew E. Bogen, Esq.
Facsimile Number: (213) 229-7520

15.  This Agreement may be executed in counterparts and signature pages exchanged by facsimile, and each counterpart shall be deemed to be an original, but both counterparts of which shall constitute the same agreement.

16.  This Agreement shall terminate on the third anniversary of the date hereof.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date and year first above written.

TRW INC.

By:
Executive Vice President, General Counsel and Secretary

NORTHROP GRUMMAN CORPORATION

By:	/s/
A. F. Myers Corporate Vice President and Treasurer

EXHIBIT A

TRW INC.
1900 Richmond Road
Cleveland, Ohio 44124

NORTHROP ORUMMAN CORPORATION
1840 Century Park East
Los Angeles, California 90067

Dear Ladies and Gentlemen:

Reference is made to the letter agreement dated as of April [    ], 2002 (the “Confidentiality Agreement”), between TRW Inc. (“TRW”) and Northrop Grumman Corporation (“NOC”).

[Name of Representative], as a Representative (as defined in the Confidentiality Agreement) of [TRW or NOC, as appropriate] (“Rep”), hereby agrees that it is bound by the terms of the Confidentiality Agreement, including without limitation paragraphs 3 and 10 thereof, to the same extent, and in the same manner, as if it were explicitly named as a party thereto. The Confidentiality Agreement and this letter agreement shall not change in any respect the rights and obligations of [TRW or NOC, as appropriate] or Rep with respect to each other with respect to information exchanged between [TRW or NOC, as appropriate] and Rep which is not Evaluation Material (as defined in the Confidentiality Agreement).

Very truly yours,
[NAME OF REPRESENTATIVE]

By:
Name Title

Confirmed and agreed to as of the date first above written:
TRW INC.

By:
Name Title

NORTHROP GRUMMAN CORPORATION

By:
Name Title

3. ~~Except as hereinafter provided, without the prior written consent of TRW, Buyer agrees that it and its Representatives will not disclose to any person (other than to its Representatives who need to know the Evaluation Material to evaluate the Transaction) (i) the fact that this Agreement exists or the terms hereof, (ii) that any investigation, discussions or negotiations are taking or have taken place concerning the Transaction, (iii) that either Party has requested or received Evaluation Material, (iv) any terms or other facts regarding the Transaction, including the status thereof or (v) any judgment, assessment, opinion or view with respect to TRW, the Evaluation Material, or any of the matters set forth in the preceding clauses (i) through (iv); provided, however, that Buyer may make such disclosure to the extent it is required to be made by it in order to avoid violating the federal securities laws or stock exchange regulations and Buyer is otherwise not in breach of this Agreement. The term "person" as used in this Agreement will be interpreted broadly to include any corporation, company, governmental agency or body, entity, partnership, group or individual.~~

~~5~~4. If the Recipient or any of its Representatives are requested or required to disclose any Evaluation Material ~~(or to disclose the existence of this Agreement or that any investigation, discussions or negotiations are taking or have taken place concerning a possible Transaction)~~ pursuant to a subpoena, court order, civil investigative demand or similar judicial

~~9~~8. ~~Subject to applicable laws, Buyer will (i) provide TRW with a copy of all materials and written communications that Buyer or any of its Representatives supplied or furnished to, or filed with, any regulatory authority, including, without limitation, the Department of Justice, the Federal Trade Commission, the Department of Defense and the European Commission (collectively the "Regulatory Authorities"), (ii) describe in detail the context and substance of any oral communication that Buyer or any of its Representatives had with any Regulatory Authority and (iii) describe in detail analyses performed by Buyer or any of its Representatives that relate to the regulatory approval process. As reviews by Regulatory Authorities progress, Buyer will update TRW regularly on its analyses of the regulatory approval process and will promptly provide to TRW all materials and written communications Buyer or any of its Representatives plan to supply, furnish or file with any Regulatory Authority prior to supplying, furnishing or filing such materials with any Regulatory Authority. Buyer will offer TRW a reasonable opportunity to participate in all telephonic calls and all meetings Buyer has with a Regulatory Authority in which the Transaction is discussed.~~

~~10. Buyer represents and warrants to TRW that as of the date hereof, neither it nor any of its subsidiaries beneficially owns any securities of TRW other than four shares of TRW common stock. Buyer agrees that, until three years from the date hereof, Buyer shall not, and shall cause each of its affiliates and Representatives not to, directly or indirectly, without TRW's express written invitation or consent (it being agreed and understood that the entering into of this Agreement shall not constitute such an invitation or consent) subsequent to the date of this Agreement, (i) acquire, offer to acquire (except for an offer in connection with the Transaction pending on the date hereof), agree to acquire or make any proposal to acquire any securities of TRW or any of its subsidiaries, any warrant or option to acquire any such securities, any security convertible into or exchangeable for any such securities or any other right to acquire any such securities, (ii) make any public announcement with respect to, or submit a proposal for, or offer (except for an offer in connection with the Transaction pending on the date hereof) of (with or without conditions) any merger, consolidation, business combination, tender or exchange offer, restructuring, liquidation, recapitalization, dissolution, or similar transactions or other extraordinary transaction of or involving TRW or any of its subsidiaries or its securities or assets, (iii) make, or in any way participate in, any "solicitation" of proxies or consents (whether or not relating to the election or removal of directors) within the meaning of Rule 14a-1 under the Exchange Act with respect to any securities of TRW or any of its subsidiaries, or seek to advise or influence any person with respect to the voting of any securities of TRW or any of its subsidiaries, or demand a copy of the stock ledger list of stockholders, or any other books and records of TRW or any of its subsidiaries, except in each case in connection with the solicitation of proxies from TRW shareholders for (A) the Control Share Acquisition special meeting, as described in the Definitive Special Meeting Proxy Statement filed by Buyer with the Securities and Exchange Commission on April 4, 2002, and (B) the Buyer's three proposals, as described in the Definitive Annual Meeting Proxy Statement filed by Buyer with the Securities and Exchange Commission on April 1, 2002, (iv) form, join or in any way participate in a "group" (within~~

~~the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of TRW or any of its subsidiaries, (v) otherwise act, alone or in concert with others, to seek to control or influence, in any manner, the management, Board of Directors or policies of TRW or any of its subsidiaries, except in each case in connection with the solicitation of proxies from TRW shareholders for the Buyer's three proposals, as described in the Definitive Annual Meeting Proxy Statement filed by Buyer with the Securities and Exchange Commission on April 1, 2002, (vi) have any discussions or enter into any arrangements, understandings or agreements (whether written or oral) with, or advise, finance, assist or encourage, any other persons in connection with any of the foregoing, or make any investment in any other person that engages, or offers or proposes to engage, in any of the foregoing (it being understood that, without limiting the generality of the foregoing, Buyer shall not be permitted to act as a joint bidder or co-bidder with any other person with respect to TRW or any of its subsidiaries), or (vii) make any publicly disclosed proposal regarding any of the foregoing (the matters described in clauses (i) through (vii) above are referred to as "Prohibited Actions"). Buyer also agrees during such period not to make any proposal or statement, or disclose any intention, plan or arrangement, whether written or oral, inconsistent with the foregoing, or request or suggest to TRW directly or indirectly, to amend, waive or terminate any provision of this Agreement (including this sentence), unless and until Buyer has received the prior written invitation or approval of a majority of the Board of Directors of TRW to do any of the foregoing. If at any time during the period beginning on the date hereof and ending on the third anniversary of this Agreement Buyer is approached by any party concerning its participation in a transaction involving TRW's assets, businesses or securities or any other Prohibited Actions, Buyer will promptly inform TRW of the nature of such contact and the parties thereto.~~

~~11. Buyer agrees that prior to the consummation of the Transaction, without the prior written consent of TRW, neither Buyer nor Buyer's affiliates or Representatives shall directly or indirectly, initiate, engage or participate in any discussions or negotiations or enter into any agreement or arrangements regarding the sale of any assets or securities of TRW.~~

~~12. Buyer acknowledges that if TRW determines to consider the Transaction together with alternative transactions involving other parties, it may establish procedures and guidelines (the "Procedures") for the submission of proposals with respect to a business relationship or other transaction involving the parties. Buyer and its Representatives agree to act in accordance with the Procedures and to be bound by the terms and conditions that may be established pursuant to the Procedures, including adhering to any timing conditions that may be established relating to when proposals for the Transaction and other transactions involving other parties may be submitted. Buyer and its Representatives agree that all (i) communications regarding any such transaction, (ii) requests for additional information and (iii) discussions or questions regarding any Procedures with respect to any such transaction will be submitted or directed only to such party as TRW in writing may identify. Buyer acknowledges and agrees that (a) TRW and its Representatives are free to conduct the process leading up to the Transaction and other transactions involving other parties as TRW and its representatives, in their sole discretion, determine (including, without limitation, by negotiating with any third party and entering into a preliminary or definitive agreement without prior notice to Buyer or any other person), and (b) TRW reserves the right, in its sole discretion, to change the Procedures relating to its consideration of the Transaction or other transactions involving other parties at any time without prior notice to the Buyer or any other person, to reject any and all proposals made by Buyer or any of its Representatives with regard to the Transaction or other transactions involving other parties and to terminate discussions and negotiations with Buyer at any time and for any reason.~~

By:
Executive Vice President, General Counsel and Secretary

NORTHROP GRUMMAN CORPORATION

By:
Title